The Sill, Inc.

Financial Statements

December 31, 2022

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

THE SILL, INC.

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
The Sill, Inc.

We have reviewed the accompanying financial statements of The Sill, Inc., (the "Company"), which comprise the balance sheet as of December 31, 2022 and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The Sill, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Material Uncertainty Related to Going Concern:

We draw attention to Note 1 in the financial statements which indicates that during the year ended December 31, 2022, the Company incurred significant operating losses and negative cash flows from operations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the company's ability to continue as a going concern. Our review conclusion is not modified with respect to that matter.

Keiter

September 13, 2023
Glen Allen, Virginia

THE SILL, INC.

Balance Sheet
December 31, 2022

Assets	
Current assets:	
Cash and cash equivalents	$ 1,203,814
Inventory	2,246,450
Prepaid expenses	58,062
Total current assets	3,508,326
Property and equipment, net	372,402
Right-of-use operating lease assets, net	1,548,358
Deposits	198,316
Total assets	$ 5,627,402
Liabilities and Stockholders' Deficit	
Current liabilities:	
Financing agreement payable	$ 64,864
Convertible notes	5,550,000
Accrued interest - convertible notes	322,481
Accounts payable	2,124,026
Accrued expenses	700,662
Unredeemed gift card liability	1,240,926
Lease liabilities - operating, current	765,878
Deferred revenue	68,775
Total current liabilities	10,837,612
Long-term liabilities:	
Credit facility payable	4,125,023
Lease liabilities - operating, net of current portion	862,747
Total long-term liabilities	4,987,770
Total liabilities	15,825,382
Stockholders' deficit:	
Common stock, $0.0001 par value, 17,000,000 shares authorized; 4,887,614 shares issued and outstanding	489
Preferred stock, $0.0001 par value, 9,346,934 shares authorized, issued and outstanding	934
Additional paid-in capital	15,999,505
Accumulated deficit	(26,198,908)
Total stockholders' deficit	(10,197,980)
Total liabilities and stockholders' deficit	$ 5,627,402

See independent accountant’s review report and accompanying notes to financial statements.

THE SILL, INC.

Statement of Operations
Year Ended December 31, 2022

Revenue, net	$ 13,412,118
Cost of revenues	8,328,113
Gross profit	5,084,005
Operating expenses	11,031,111
Operating loss	(5,947,106)
Other income (expenses):	
Interest expense	(781,926)
Loss on disposal of property and equipment	(12,669)
Other income	15,114
Total other expenses, net	(779,481)
Net loss	$ (6,726,587)

See independent accountant's review report and accompanying notes to financial statements.

THE SILL, INC.

Statement of Stockholders' Deficit
Year Ended December 31, 2022

	Common Stock	Preferred Stock Series A	Preferred Stock Series A-1	Preferred Stock Series Seed	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, January 1, 2022	$ 483	$ 658	$ 108	$ 168	$ 15,787,041	$ (19,472,321)	$ (3,683,863)
Stock-based compensation	-	-	-	-	192,696	-	192,696
Exercise of stock options	6	-	-	-	19,768	-	19,774
Net loss	-	-	-	-	-	(6,726,587)	(6,726,587)
Balance, December 31, 2022	$ 489	$ 658	$ 108	$ 168	$ 15,999,505	$ (26,198,908)	$ (10,197,980)

See independent accountant's review report and accompanying notes to financial statements.

THE SILL, INC.

Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(6,726,587)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation		181,947
Loss on disposal of property and equipment		12,669
Amortization of deferred financing costs		94,300
Stock-based compensation		192,696
Change in operating assets and liabilities:		
Accounts receivable		34,705
Inventory		(795,756)
Prepaid expenses		570,319
Deposits		(27,118)
Accounts payable		(185,930)
Accrued expenses		(384,309)
Unredeemed gift card liability		78,894
Deferred revenue		(420,983)
Right-of-use assets and lease liabilities - operating, net		80,267
Net cash used in operating activities		(7,294,886)
Cash flows used in investing activities:		
Purchase of property and equipment		(166,135)
Cash flows from financing activities:		
Payments on line of credit, net		(1,000,000)
Proceeds from financing agreement payable, net		64,864
Payments for deferred financing costs		(157,294)
Proceeds from convertible notes		2,250,000
Proceeds from credit facility		4,218,038
Proceeds from exercise of stock options		19,774
Net cash provided by financing activities		5,395,382
Net change in cash		(2,065,639)
Cash and cash equivalents- beginning of year		3,269,453
Cash and cash equivalents - end of year	$	1,203,814
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	568,512
Supplemental disclosure of non-cash transactions:		
Right-of-use assets recorded in exchange for lease liabilities	$	2,131,558

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Operations: The Sill, Inc. (the "Company) was originally established as a New York Limited Liability Company on November 16, 2011. On July 17, 2017, the Company converted to a Delaware C-Corporation.

The Company is an e-commerce and physical retail location company specializing in various and unique houseplants, ceramic planters, faux plants, flowers, and various items to care for and maintain the plants. The Company also provides online and hands-on in-store workshops and activities for education centered around biophilic design. The Company is headquartered in New York City with physical store locations around the United States, including New York, Los Angeles, Chicago, Boston, and Bethesda, MD.

Going Concern: These non-consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company's own resources and external market conditions.

The Company has incurred both a recurring net loss and negative cash flows from operations totaling approximately $26,000,000 and $13,900,000, respectively, for the year ended December 31, 2022. Continued operation is dependent on realizing profitable operations or obtaining sufficient financing and continued financial support of its lenders, shareholders, and related parties.

These factors indicate a material uncertainty that may cast significant doubt as to the Company's ability to continue to operate as a going concern. The Company is supported by an active group of investors that believe in the long-term vision and business model. These investors have demonstrated a willingness to fund the operations as the Company transitions into a more stable, profitable growth stage.

In April 2023, the Company raised approximately $1,500,000. Additionally, in February 2023, the Company secured $263,000 in financing through the sale of future receipts from its payment processor, which may be utilized as a revolving credit facility in the future. The Company also converted all of its outstanding convertible notes at December 31, 2022 into equity in July 2023 (see Note 5).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

1. Summary of Significant Accounting Policies, Continued:

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs: The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,863,298 for the year ended December 31, 2022.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Inventory: Inventory consisting primarily of finished goods totaling $2,167,445 and packaging totaling $79,005 is carried at the lower of cost or net realizable value using the FIFO method. The Company determined that an inventory allowance was not deemed necessary as of December 31, 2022.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in operations. The Company incurred depreciation and amortization expense of $181,947 for the year ended December 31, 2022.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes: Income taxes are accounted for in accordance with the provisions of Accounting Standards Codification Topic 740, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The differences are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The pronouncement dealing with uncertain tax positions clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company had no uncertain tax positions at December 31, 2022. Further, there were no tax related interest or penalties included in the financial statements.

The Company files tax returns in multiple taxing jurisdictions and as a result is subject to audit by various taxing authorities.

Revenue Recognition: In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration: (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The Company's performance obligation is to fulfill the delivery of goods with regards to online subscription and product sales. Significant management judgement is required to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligations under the arrangement. If the Company cannot reasonably estimate when its performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates.

1. Summary of Significant Accounting Policies, Continued:

Revenue Recognition, Continued: The Company derives its revenues from three sources: (1) electronic commerce revenues, which are compromised of one-time online product sales and subscription fees from customers receiving monthly product shipments, (2) retail revenues, which are comprised of one-time product sales in a retail location, and (3) shipping revenues, which are comprised of shipment fees for product sales recognized in conjunction with the subscription and e-commerce revenues.

The principles the Company follows for its revenue streams are as follows:

E-commerce Revenue: E-commerce revenue is recognized when control of the promised goods are transferred to the customer, in the amount that reflects the consideration the Company expects to receive in exchange for these goods, typically upon shipment of the product. E-commerce net revenue totaled $8,028,173 for the year ended December 31, 2022.

Retail Revenue: Retail revenue is generated from sales at the Company's physical store locations throughout the U.S. Retail revenue is recognized when control of the promised goods are transferred to the customer, at one of the retail locations, in the amount that reflects the consideration the Company expects to receive in exchange for those goods. Retail revenue accounts for approximately $4,290,857 for the year ended December 31, 2022.

Shipping Revenue: Shipping revenue is recorded on a gross basis and is recognized according to the same principles as subscription and e-commerce revenues, typically upon shipment of the product. The Company considers shipping and handling activities to be a promised service to the customer and the associated shipping cost is classified with cost of sales. Shipping revenue accounts for approximately $1,093,088 for the year ended December 31, 2022.

Contract assets relate to the Company's right to payment for performance completed to date under a contract. There were no contract assets at December 31, 2022. Accounts receivable are recorded when the right to payment becomes unconditional. Contract liabilities relate to payments received in advance of performance under a contract. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. Contract liabilities consisted of deferred revenue of $68,775 at December 31, 2022 and $489,758 at January 1, 2022. Accounts receivable from contracts with customers was $34,705 at January 1, 2022.

Unredeemed Gift Card Liability: In the normal course of business, the Company issues gift cards to its customers. Upon issuance of the gift card, the Company increases the unredeemed gift card liability balance and reduces it when redeemed by a customer, which is typically within the first year; however, gift cards never expire. The Company calculated a breakage rate for the unredeemed gift cards based on historical data. At January 1, 2022 and December 31, 2022, the unredeemed gift card liability amounted to $1,162,032 and $1,240,926, respectively. No breakage was recorded for the year ended December 31, 2022.

1. Summary of Significant Accounting Policies, Continued:

Loyalty Liabilities: The Company offers a loyalty program whereby customers can earn reward points that may be redeemed for future purchases. The Company defers a portion of its revenue associated with rewards that are ultimately expected to be redeemed. The expected points to be redeemed are initially recorded in loyalty liability and recognized as net revenue when redeemed. As of December 31, 2022, the Company recorded a liability of $307,833, which is included within accrued expenses on the accompanying balance sheet. Loyalty liability reward points are expected to be redeemed in the future and currently have no expiration date.

Sales Tax: The Company records sales tax collected on behalf of customers as a current liability on the balance sheet until such time that it is remitted to the applicable state and local tax jurisdiction, generally on a monthly or quarterly basis. The Company is evaluating economic nexus for sales tax in various states in order to attain or maintain compliance with state and local regulations. The Company has not been informed of any non-compliance from any taxing jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Leases: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes ASC 840 and creates a new topic, ASC 842. ASC 842 requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for substantially all leases with a term of 12 months or greater. Leases are classified as either finance or operating, with classification affecting expense recognition in the Company's operations.

The lease liabilities are initially measured at the present value of future lease payments, measured on a discounted basis, as of the lease commencement date or the adoption date, whichever is later. The right of use assets are initially measured at the value of the lease liability, adjusted for initial direct lease costs, lease incentives, and prepaid or deferred rent. The Company elected to use the risk-free discount rate for any leases for which the rate implicit in the lease was not readily determinable. The right of use assets and lease liabilities are calculated to include options to extend or terminate the lease when the Company determines that it is reasonably certain it will exercise those options. In making those determinations, the Company considers various existing economic and market factors, business strategies as well as the nature, length, and terms of the lease agreements.

At January 1, 2022, the Company adopted the provisions of ASC 842, using the modified retrospective adoption method. In addition, the Company utilized the simplified transition option available in ASC 842, which allows entities to continue to apply the legacy guidance in ASC 840, including its disclosure requirements, in the comparative periods presented in the year of adoption.

1. Summary of Significant Accounting Policies, Continued:

Leases, Continued: Upon adoption of ASC 842, the Company elected the transitional package of practical expedients that allow an entity to not reassess (1) whether any expired or existing contracts contain a lease, (2) the lease classification of any expired or existing lease, and (3) initial direct costs for any existing lease, and the use of hindsight in determining the lease term. In addition, the Company elected to not record a lease liability and corresponding right of use asset for leases with terms of 12 months or less, and to account for lease and non-lease components as a single lease component.

The adoption of ASC 842 resulted in the recognition of operating lease right of use assets and liabilities of $1,431,383 and $1,542,060 as of January 1, 2022, respectively. The standard did not materially impact the Company's operations and cash flows.

Deferred Financing Costs: Deferred financing costs represent costs associated with the issuance of debt. The Company reports deferred financing costs as a direct deduction from the face amount of the related debt instrument or as a current asset. These costs are amortized to interest expense over the term of the related borrowings by a method that approximates the effective interest method. Amortization amount to $94,300 for 2022. Net deferred financing costs are included as component of long-term debt (see Notes 4 and 5).

Convertible Instruments: In August 2020, the FASB issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt.

Pending Accounting Pronouncement: The FASB issued new guidance over credit losses, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The new standard will become effective for private companies for fiscal years beginning after December 15, 2022. The Company is currently evaluating the reporting and economic implication of this new standard.

Subsequent Events: Management has evaluated subsequent events through September 13, 2023, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to disclose in the accompanying financial statements other than the funds raised during 2023 (see Note 1) and the convertible notes conversion (see Note 5).

2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2022:

Hardware and software	$	200,148
Furniture and fixtures		127,703
Leasehold improvements		341,148
Vehicles		94,985
		763,984
Accumulated depreciation		(391,582)
	$	372,402

3. Line of Credit:

The Company had a line of credit with a maximum borrowing base totaling $1,000,000. The line provided for a credit extension of up to $2,000,000 and bore effective interest rate at a greater of 2% above the prime rate or 5.25%, with interest payable monthly. This line of credit was paid in full during 2022 and terminated.

4. Financing Agreement Payable:

During 2022, the Company entered into an agreement with a financing company for the sale of future receipts. The Company sold future receipts with a value of $865,000 for a total purchase price of $899,400 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying balance sheet and recorded to interest expense over the term of the agreements. The agreements call for a daily remittance rate ranging from 10% to 11% of cash receipts collected by the Company until the agreement is paid in-full. The future receipts were sold without recourse. The outstanding amount payable was $64,864 and the remaining deferred financing costs were $20,333 at December 31, 2022. Management considered these costs to be immaterial to the financial statements and expended these costs to interest expense as incurred.

5. Convertible Notes:

In October 2020, the Company issued an unsecured convertible promissory note totaling $1,300,000. The note was originally scheduled to mature in October 2022, but was extended and converted into 1,463,045 shares of Series A preferred stock in July 2023. The note accrued interest at a rate of 4% per annum. All outstanding principal and unpaid accrued interest was to be paid in full upon the maturity date, if not converted into equity. The full balance of the note was outstanding at December 31, 2022.

5. Convertible Notes, Continued:

In June 2021, the Company issued unsecured convertible promissory notes totaling $2,000,000. The notes were originally scheduled to mature in May 2023, but were extended and converted into 2,201,977 shares of Series A preferred stock in July 2023. The notes accrued interest at a rate of 4% per annum. All outstanding principal and unpaid accrued interest was to be paid in full upon the maturity date, if not converted into equity. In the event of a qualified financing (as defined in the agreement) or the sale of the Company, the outstanding principal and any unpaid accrued interest would be converted into equity securities at a the lower of a) the conversion price equal to 85% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing. The full balance of the notes was outstanding at December 31, 2022.

In June 2022, the Company issued unsecured convertible promissory notes totaling $1,750,000. The notes were scheduled to mature in December 2023 but were converted into 1,849,121 shares of Series A preferred stock in July 2023. The notes accrued interest at a rate of 8% per annum. All outstanding principal and unpaid accrued interest was to be paid in full upon the maturity date, if not converted into equity. In the event of a qualified financing (as defined in the agreement) or the sale of the Company, the outstanding principal and any unpaid accrued interest would be converted into equity securities at a the lower of a) the conversion price equal to 80% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing. The full balance of the notes was outstanding at December 31, 2022.

During 2022, the Company issued unsecured convertible promissory notes totaling $500,000. The notes were originally scheduled to mature in June 2023, but were extended and converted into 514,922 shares of Series 1 preferred stock in July 2023. The notes accrued interest at a rate of 8% per annum. All outstanding principal and unpaid accrued interest was to be paid in full upon the maturity date, if not converted into equity. In the event of a qualified financing (as defined in the agreement) or the sale of the Company, the outstanding principal and any unpaid accrued interest would be converted into equity securities at a the lower of a) the conversion price equal to 80% of the lowest cash price paid per share by the investors in the qualified financing and b) the valuation cap divided by the fully diluted capitalization immediately prior to the closing of the qualified financing. The full balance of the notes was outstanding at December 31, 2022.

6. Credit Facility Payable:

The Company has available a credit facility with a maximum borrowing base of $10,000,000. The funds availability and draws are determined by certain revenue, EBITDA, and equity metrics as defined within the agreement. The credit facility originally expired on October 31, 2022, but was extended through July 1, 2026. Payments were originally due monthly with interest only payments for the first 18 months with an interest only payment extension available of up to 24 months, based on certain equity metrics as defined within the agreement. Along with the extension of the maturity date, accrued interest and principal is due upon the maturity date of the credit facility. The funds drawn accrue interest at the Prime Rate plus 8.75% with a floor of 3.25% (effectively 16.25% at December 31, 2022). As part of the credit facility, the Company issued warrants during 2021 as described in Note 8. At December 31, 2022, the outstanding principal balance and deferred financing costs were $4,218,038 and $93,015, respectively.

7. Stockholders' Deficit:

At December 31, 2022, the authorized capital stock of the Company consists of 17,000,000 shares of Common Stock, par value $0.0001 per share and 9,346,934 shares of Preferred Stock, par value $0.0001 per share. Of the preferred shares authorized, 6,592,941 shares are designated as Series A Preferred Stock, 1,081,942 shares are designated as Series A-1 Preferred stock, and 1,672,051 are designated as Series Seed Preferred Stock. The Series A Preferred Stock, Series A-1 Preferred Stock, and Series Seed Preferred Stock shall be collectively referred to as the "Preferred Stock".

The following table discloses classes of stock issued and outstanding as of December 31, 2022:

Common Stock	4,887,614
Preferred Stock:	
Series Seed	1,672,051
Series A	6,592,941
Series A-1	1,081,942
Total preferred stock	9,346,934

7. Stockholders' Deficit, Continued:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in certificate of Incorporation) the holders of the Preferred Stock then outstanding shall, on a *pari passu* basis, first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would be equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Applicable Original Issue Price (As defined below) of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The Applicable Original Issue Price shall mean $0.8971 per share in the case of the Series Seed Preferred Stock, $2.005212 per share in the case of the Series A Preferred Stock, and $0.939943 per share in the case of the Series A-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock.

7. Stockholders' Deficit, Continued:

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, the holders of shares of Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, in an amount per share of Preferred Stock equal to the greater of (i) the Original Issue Price of the Preferred Stock (as defined above) plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each series or Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company.

If upon any such liquidation, dissolution, or winding up of the Company, the proceeds shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share, on a pari passu basis, ratably in any distribution of the proceeds in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable with respect to such shares were paid in full.

After the payment of all preferential amounts to be paid to the holders of shares of Preferred Stock, the remaining proceeds shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

Conversion Rights

Each share of Preferred Stock is convertible, at the option of the holder thereof, at anytime and from time to time after issuance, and without the payment of additional consideration into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issues Price by the Applicable Conversion Price, in effect at the time of conversion. The Applicable Conversion Price shall mean, in the case of the Series Seed Preferred Stock, a price per share initially equal to the Series Seed Original Issue Price, in the case of the Series A Preferred Stock, a price per share initially equal to the Series A Original Issue Price, and in the case of the Series A-1 Preferred Stock, a price per share initially equal to the Series A-1 Original Issue Price, subject to adjustments as set forth in the certificate of incorporation.

Each share of Preferred Stock shall be automatically converted into shares of Common Stock at the conversion rate at the time in effect upon the earlier of (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering at a price per share of at least three times the Series A Original Issue Price, resulting in at least $35,000,000 of net proceeds or (ii) the date, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.

7. Stockholders' Deficit, Continued:

Voting

The holders of Preferred Stock have the right to one vote for each share of Common Stock into which such Preferred Stock could be converted, and will vote together with the holders of Common Stock as a single class. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the stockholders.

Preferred Stock Protective Provisions

So long as at least 1,574,248 shares of Preferred Stock remain outstanding, the Company cannot take any of the following actions without written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting separately as a class or any such act or transaction entered into: (i) liquidate, dissolve, or wind-up the business of the Company, effect any Deemed Liquidation Event, or consent to any of the foregoing; or (ii) amend, alter, or repeal any provision of the Company's amended certificate of incorporation or Bylaws in a manner that adversely affects the powers, preferences or special rights of the Preferred Stock; or (iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding-up of the Company, the payment of dividends and rights of redemption; or (v) (a) reclassify, alter or amend any existing security of the Company that is *pari passu* with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding-up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (b) reclassify, alter, or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution, or winding-up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration, or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; or (vi) purchase or redeem) or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants, or other persons who performed services for the Company or any subsidiary (collectively, "Service Providers") in connection with the cessation of such employment or service at the lower of the original purchase price or the then current fair market value thereof, (c) an exercise of a right of first refusal in favor of the Company pursuant to an agreement with any Service Provider, which agreement has been approved by the Board or (d) as approved by the Board (including the affirmative vote or written consent of at least one Preferred Director); (vii) declare or pay any dividend or distribution on the Common Stock or the Preferred Stock; or (viii) increase or decrease the authorized number of directors constituting the Board.

8. Stock-Based Compensation Plan:

In 2017, the Company's Board of Directors (the "Board") instituted and adopted the 2017 Equity Incentive Plan (the "Plan") whereby the Board may take discretionary awards of (i) Incentive Stock Options, (ii) Non-qualified Stock Options, and (iii) Restricted Stock Awards to certain employees and officers. Each award granted will be subject to a Stock Award Agreement setting forth the terms and provisions applicable to the awards granted under either plan. The maximum number of shares available for issuance to participants under the Plan is 1,506,449 and there are 811,170 shares available to be issued at December 31, 2022.

Option terms are ten years, and vest based on varied terms as follows:

- 100% vest immediately
- 1/48th monthly, 1 year cliff
- 1/36th monthly, 1 year cliff

Total stock-based compensation expense recognized during the year ended December 31, 2022 was $192,696. As of December 31, 2022, the total unrecognized stock-based compensation balance for unvested options was $278,420, which is expected to be recognized ratably through 2026.

The weighted average fair value of options granted during 2022 amounted to $0.49 per share, and the remaining vesting term on outstanding options at December 31, 2022 is 7.9 years.

The following table summarizes information about options outstanding at December 31, 2022:

	Exercise price per share	
	Number of Options	Weighted Average
Outstanding, January 1, 2022	1,130,834	$ 0.62
Granted	191,776	$ 0.68
Exercised	(30,193)	$ 0.65
Forfeited	(597,138)	$ 0.70
Outstanding, December 31, 2022	695,279	$ 0.65
Exercisable, December 31, 2022	301,858	$ 0.57

8. Stock-Based Compensation Plan, Continued:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model based on the assumptions noted in the table below:

Stock price	$0.17 - $0.76
Expected life of options (in years)	10
Exercise price	$0.17 - $0.76
Expected stock price volatility	65.00%
Risk-free rate of interest	1.81% - 3.96%
Expected dividend yield	0%

Warrants

During 2021, the Company issued 23,516 warrants to purchase shares of common stock in connection with the credit facility (see Note 6), with an exercise price of $0.74. The warrants expire 12 years after issuance and vest immediately. The warrants were classified as equity instruments and the value ascribed to these warrants was deemed to be immaterial to the financial statements.

The fair value of the 2021 warrants was estimated on the date of grant using the Black-Scholes option valuation. Inputs are adjusted in the period to reflect changes in the Company’s estimate of the value of the underlying warrant. The inputs utilized by management are highly subjective. The assumptions used in calculating the fair value of warrants represent the Company’s best estimate, but these estimates involved inherent uncertainties and the applications of management judgement.

9. Retirement Plan:

The Company has a savings plan pursuant to Section 401(k) if the Internal Revenue Code (the “Code”) under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis. Company contributions are made at the discretion of management. There were $136,490 in employer contributions to the savings plan for the year ended December 31, 2022.

10. Leases:

The Company leases multiple office and retail locations under non-cancelable agreements determined to be operating leases with monthly payments ranging from $3,500 to $9,651. The lease agreements expire at various dates through October 2027 and contain rent escalation clauses. The Company recognizes rent on a straight-line basis. The weighted average discount rate was 2.37% and the weighted average term remaining on the operating leases was 2.83 years at December 31, 2022, respectively. The operating lease cost was $559,177 and rent expense was $795,913 for 2022, respectively.

10. Leases, Continued:

Future minimum lease payments at December 31, 2022, are as follows:

Year		Amount
2023	$	749,950
2024		526,904
2025		190,022
2026		127,183
2027		108,622
Undiscounted lease payments		1,702,681
Less discount		74,056
Total operating lease liability	$	1,628,625

11. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $26 million at December 31, 2022, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.